Exhibit 99.1

ReneSola Ltd. Announces Fourth Quarter and Full Year 2011 Results

Exceeds guidance with full year revenues of US$985.3 million;

Exceeds guidance with record full year solar wafer and module shipments of 1.3 GW;

Achieves full year gross profit margin of 9.7%;

Achieves full year operating margin of 1.2%

JIASHAN, China, March 16, 2012 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL), a leading global manufacturer of solar wafers and provider of solar modules, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2011.

Fourth Quarter 2011 Financial and Operating Highlights

•	Total solar wafer and module shipments in Q4 2011 were 339.9 megawatts (“MW”), exceeding Company guidance and an increase of 3.5% from 328.5 MW in Q3 2011.

•	Q4 2011 net revenues were US$187.7 million, exceeding Company guidance and representing a decrease of 0.7% from US$189.1 million in Q3 2011.

•	Q4 2011 gross loss was US$43.4 million with a gross margin of negative 23.1%, compared to gross loss of US$7.7 million with a gross margin of negative 4.0% in Q3 2011.

•	Q4 2011 operating loss was US$52.7 million with an operating margin of negative 28.1%, compared to an operating loss of US$34.5 million with an operating margin of negative 18.2% in Q3 2011.

•	Q4 2011 net loss was US$36.7 million, representing basic and diluted loss per share of US$0.21, and basic and diluted loss per American depositary share (“ADS”) of US$0.43.

•	Cash and cash equivalents plus restricted cash were $437.4 million as of the end of Q4 2011, compared to US$450.3 million as of the end of Q3 2011.

Full Year 2011 Financial and Operating Highlights

•	Total solar wafer and module shipments for the full year 2011 were a record 1,294.8 MW, exceeding Company guidance and an increase of 9.5% from 1,182.8 MW for the full year 2010.

•	Full year 2011 net revenues were US$985.3 million, exceeding Company guidance and representing a decrease of 18.3% from US$1,205.6 million in 2010.

•	Full year 2011 gross profit was US$96.1 million with a gross profit margin of 9.7%, compared to a gross profit of US$348.0 million with a gross margin of 28.9% in 2010.

•	Full year 2011 operating income was US$11.5 million with an operating margin of 1.2%, compared to an operating income of US$245.9 million with an operating margin of 20.4% in 2010.

•	Full year 2011 net income was US$0.3 million, representing basic and diluted earnings per share of US$0.002 and basic and diluted earnings per ADS of US$0.004.

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“Challenging market conditions continued to impact our business in the fourth quarter of 2011,” said Mr. Xianshou Li, ReneSola’s chief executive officer. “The continuing uncertainty surrounding Europe’s economy and proposed austerity measures exacerbated the supply-demand situation, negatively impacting our revenues and margins for the quarter, despite near-record shipments including significantly increased module shipments. Although we achieved our year-end cost-reduction targets, which placed our cost structure among the lowest in the industry, it was not enough to offset extremely low solar wafer and module prices. We still believe, however, that our low production costs uniquely position us to weather the current downturn. As a result, we were able to achieve positive net income for the full year of 2011.”

Mr. Li continued, “For 2012, we will continue to invest in research and development to further reduce our costs and improve efficiency. While we expect to maintain our leadership position in wafer production, we will increasingly focus on our high-margin module business, capitalizing on our reputation, product quality and new regional teams, to increase sales. We will continue to invest heavily in our in-house polysilicon production, which achieved costs close to the record-low spot prices of December and lower than many of our competitor’s long-term polysilicon contracts. As part of our cost-reduction strategy, we will also explore horizontal opportunities like our diamond-steel wire production, which began in the fourth quarter of 2011. We are confident our cost-reduction efforts will help us withstand pricing pressures from an oversupplied market, which we expect to persist into 2013, and capitalize on an industry that overall is still growing at a rapid pace.”

Fourth Quarter 2011 Results

Solar Wafer and Module Shipments

	4Q11	3Q11	4Q10	Q-o-Q%	Y-o-Y%
Total Solar Wafer and Module Shipments (MW)	339.9	328.5	349.4	3.5%	(2.7%)
Wafer Shipments (MW)	245.4	294.8	222.6	(16.8%)	10.2%
Module Shipments (MW)	94.5	33.7	126.8	180.4%	(25.5%)

The sequential increase in solar product shipments was the result of strong demand for the Company’s solar modules from Europe, particularly Germany, due to pent-up demand that arose in Q4 2011.

Net Revenues

	4Q11	3Q11	4Q10	Q-o-Q%	Y-o-Y%
Net Revenues (US$mln)	$187.7	$189.1	$386.4	(0.7%)	(51.4%)

Revenues in Q4 2011 were relatively unchanged quarter-over-quarter, with a decrease in the average selling price (“ASP”) of solar wafers and modules to US$0.36 per watt (“W”) and US$0.97/W, respectively, offset by an increase in solar module shipments.

Gross Profit (Loss)

	4Q11	3Q11	4Q10	Q-o-Q%	Y-o-Y%
Gross Profit (Loss) (US$mln)	($43.4)	($7.7)	$119.3	-	(136.4%)
Gross Margin	(23.1%)	(4.0%)	30.9%	-	-

The sequential decrease in gross profit was primarily due to declines in solar wafer and module ASPs, as well as a write-down of approximately US$26.2 million to reflect the significant drop in prices for polysilicon, solar wafers and solar modules in 2011.

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Operating Income (Loss)

	4Q11	3Q11	4Q10	Q-o-Q%	Y-o-Y%
Operating Expenses (US$mln)	$9.3	$26.8	$33.4	(65.3%)	(72.2%)
Operating Income (Loss) (US$mln)	($52.7)	($34.5)	$85.9	-	(161.4%)
Operating Margin	(28.1%)	(18.2%)	22.2%	-	-

The sequential decrease in operating expenses was primarily due to a one-time gain of $13.5 million arising from the forfeiture of a prepaid deposit due to the breach of a solar wafer contract by one of the Company’s clients. Operating expenses represented 5.0% of total revenues in Q4 2011, compared to 14.2% in Q3 2011.

Foreign Exchange Gain

The Company had a foreign exchange gain of US$1.8 million in Q4 2011, primarily due to the appreciation of the renminbi (“RMB”). The Company also recognized a US$3.6 million gain on derivatives, compared to a gain of US$10.1 million in Q3 2011, as the euro depreciated more than the forward rate hedged.

Gain on Repurchase of Convertible Notes

The Company also recognized a gain of US$8.2 million related to the Company’s repurchase of a portion of its convertible notes in Q4 2011. As mentioned in previous quarters, the Company may repurchase its convertible notes from time to time.

Net Income (Loss) Attributable to Holders of Ordinary Shares

	4Q11	3Q11	4Q10
Net Income (Loss) (US$mln)	($36.7)	($8.2)	$61.0
Diluted Earnings (Loss) Per Share	($0.21)	($0.05)	$0.34
Diluted Earnings (Loss) Per ADS	($0.43)	($0.09)	$0.69

Full Year 2011 Results

Solar Wafer and Module Shipments

	FY11	FY10	Y-o-Y%
Total Solar Wafer and Module Shipments (MW)	1,294.8	1,182.8	9.5%
Wafer Shipments (MW)	1,014.1	887.6	14.3%
Module Shipments (MW)	280.7	295.2	(4.9%)

The increase in shipments was the result of an increase in the demand for the Company’s solar wafers, especially its Virtus wafer, offset by a slight decrease in solar module shipments as a result of the relatively weak market and Europe’s challenging financing environment.

Net Revenues

	FY11	FY10	Y-o-Y%
Net Revenues (US$mln)	$985.3	$1,205.6	(18.3%)

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The decrease in revenues was driven by a significant decline in the ASPs of solar wafers and modules.

Gross Profit

	FY11	FY10	Y-o-Y%
Gross Profit (US$mln)	$96.1	$348.0	(72.4%)
Gross Margin	9.7%	28.9%	-

The decrease in gross profit was primarily due to the declines in solar wafer and module ASPs, as well as inventory write-downs to reflect the significant drop in prices for polysilicon, solar wafers and solar modules.

Operating Income

	FY11	FY10	Y-o-Y%
Operating Expenses (US$mln)	$84.5	$102.0	(17.2%)
Operating Income (US$mln)	$11.5	$245.9	(95.3%)
Operating Margin	1.2%	20.4%	-

The decrease in operating expenses was primarily due to a one-time gain of $13.5 million arising from the forfeiture of a prepaid deposit due to the breach of a solar wafer contract by one of the Company’s clients. Operating expenses represented 8.6% of total revenues in 2011, compared to 8.5% in 2010.

Net Income Attributable to Holders of Ordinary Shares

	FY11	FY10
Net Income (US$mln)	$0.3	$169.0
Diluted Earnings Per Share	$0.002	$0.97
Diluted Earnings Per ADS	$0.004	$1.93

Business Highlights

Research and Development (“R&D”)

In Q4 2011, ReneSola began mass production of diamond-steel wires, as previously announced. The Company has already begun to use the wires for its own wafer manufacturing and expects to sell the wires to other companies soon.

At present, the Company’s primary R&D investments include improving its Virtus wafer technology and extending its advantages to modules, developing low-oxygen concentration solar wafers and producing carbon composite materials used in solar manufacturing furnaces. In line with its overall cost-reduction strategy, the Company will continue to invest in R&D to further its advancements in technology and manufacturing methods.

Wafer Business

In Q4 2011, the Company completed its multicrystalline wafer production upgrade, bringing the Company’s quasi-mono Virtus wafer production capacity, which now represents the Company’s entire multicrystalline production capacity, to 1.6 gigawatts (“GW”). At the end of 2011, the Company had a total wafer capacity of 2.0 GW, representing 1.6 GW of Virtus wafers and 400 MW of monocrystalline wafers. The Company expects to maintain this capacity in 2012.

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In Q4 2011, the Company’s average blended non-silicon wafer processing cost for monocrystalline and Virtus wafers was US$0.20/W, a decrease from US$0.23/W in Q3 2011 as a result of continued cost-reduction efforts, including the use of upgraded furnaces and lower-priced raw materials. The successful execution of the Company’s cost reduction strategies should allow the Company to reduce its blended non-silicon wafer processing cost for monocrystalline and Virtus wafers to US$0.15/W by the end of Q4 2012.

Module Business

At the end of 2011, the Company had a solar module capacity of 500 MW. The Company expects to reach 1.0 GW by the end of 2012 contingent on demand for the Company’s solar modules.

At the end of Q4 2011, the Company’s module processing cost was approximately US$0.42/W, compared to US$0.44/W at the end of Q3 2011. The Company will continue to reduce its module processing costs through a reduction in material costs and capitalize on the business’s higher margins relative to wafer production. At the same time, the Company will increase its sales and marketing efforts through the leadership of its new regional hires in Asia-Pacific, Europe and the Americas. For the full year 2012, the Company expects to ship at least 600 MW of solar modules.

Polysilicon Update

At the end of 2011, the Company had a polysilicon production capacity of 4,000 metric tons (“MT”). By the end of 2012, the Company expects polysilicon production capacity to reach 10,000 MT through Phase II of its polysilicon production plant.

The Company’s Sichuan polysilicon plant continued to contribute to the Company’s cost-reduction strategy in Q4 2011 and remains central to the Company’s long-term manufacturing strategy. In Q4 2011, the Company produced approximately 1,089 MT of polysilicon, an increase from approximately 760 MT in Q3 2011. The Company’s internal polysilicon production cost was reduced to approximately US$30/kg by the end of Q4 2011, beating the Company’s cost-reduction target and compared to US$35.70/kg at the end of Q3 2011. In Q1 2012, the Company expects polysilicon production to decrease to between 830 MT and 880 MT as a result of upgrades and maintenance on the state-owned power grid connected to the Company’s polysilicon plant in February. The Company expects to reduce polysilicon production cost to approximately US$24/kg by the end of 2012 through Phase II of it polysilicon production plant.

Liquidity and Capital Resources

Net cash and cash equivalents plus restricted cash were US$437.4 million at the end of Q4 2011, compared to US$450.3 million at the end of Q3 2011. Total debt was US$715.6 million in Q4 2011, compared to US$691.4 million in Q3 2011, excluding US$111.6 million due in convertible notes.

Capital expenditures were US$34.1 million for Q4 2011 and US$135.3 million for the full year 2011. Short-term borrowings were US$570.9 million in Q4 2011, an increase from US$523.5 million in Q3 2011.

2012 Capacity Expansion Plans and Related CAPEX

The Company expects to spend approximately US$100 million to add 6,000 MT of polysilicon production capacity through Phase II of its polysilicon plant, which will help the Company reduce its overall costs and provide a stable polysilicon supply. While the Company will remain conservative in its 2012 CAPEX, it may expand its solar module capacity in line with demand for the Company’s solar modules.

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Outlook

For Q1 2012, the Company expects total solar wafer and module shipments to be in the range of 400 MW to 420 MW and revenues to be in the range of US$180 million to US$190 million.

For the full year 2012, the Company expects total solar wafer and module shipments to be in the range of 1.8 GW to 2.0 GW.

Conference Call Information

ReneSola's management will host an earnings conference call on Friday, March 16, 2012 at 8 am U.S. Eastern Time (8 pm Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S. / International:	+1-718-354-1231
Hong Kong:	+852-2475-0994

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is "ReneSola Call".

A replay of the conference call may be accessed by phone at the following number until March 23, 2012:

International:	+1-718-354-1232
Passcode:	57628999

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola's website at http://www.renesola.com.

About ReneSola

ReneSola is a leading global manufacturer of solar wafers and producer of solar power products based in China. Capitalizing on proprietary technologies, economies of scale, high production quality, and technological innovations and know-how, ReneSola leverages its in-house virgin polysilicon and solar cell and module production capabilities to provide its customers with high-quality, cost-competitive solar wafer products and processing services. The Company possesses a global network of suppliers and customers that includes some of the leading global manufacturers of solar cells and modules. ReneSola’s ADSs are traded on The New York Stock Exchange (NYSE: SOL). For more information about ReneSola, please visit http://www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

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For investor and media inquiries, please contact:

In China:

Mr. Tony Hung

ReneSola Investor Relations

Tel: +86-573-8473-9011

Email:ir@renesola.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel:+86-10-8520-6284

Email:sol@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: sol@ogilvy.com

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RENESOLA LTD Unaudited Consolidated Balance Sheet (US dollars in thousands)
	Dec 31,	Sep 30,	Dec 31,
	2011	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	379,039	406,280	290,702
Restricted cash	58,335	43,999	33,640
Available-for-sale investment	-	1,837	3,332
Accounts receivable, net of allowances for doubtful accounts	129,636	107,856	81,540
Inventories, net of inventory provision	154,182	218,777	170,599
Advances to suppliers-current	16,164	29,674	26,315
Amounts due from related parties	6,207	352	389
Value added tax recoverable	41,858	62,499	44,102
Income tax recoverable	7,956	4,991	4,021
Prepaid expenses and other current assets	18,718	13,330	16,946
Deferred convertible bond issue costs-current	784	923	-
Derivative assets	881	6,676	11,660
Assets held-for-sale	6,453	3,248	-
Deferred tax assets-current	12,709	22,636	14,763
Total current assets	832,922	923,078	698,009

Property, plant and equipment, net	980,165	911,190	801,472
Prepaid land use right	48,564	49,937	37,189
Business license, net	3,726	3,677	-
Deferred tax assets-non-current	25,157	11,256	8,526
Deferred convertible bond issue costs-non-current	2,510	3,189	-
Advances to suppliers-non-current	17,644	22,128	13,743
Advances for purchases of property, plant and equipment	25,867	25,103	26,930
Other long-lived assets	6,775	2,576	2,753
Goodwill	5,646	5,642	5,323
Total assets	1,948,976	1,957,776	1,593,945

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LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	570,894	523,530	400,798
Accounts payable	235,814	209,493	220,798
Advances from customers-current	58,238	59,810	57,396
Amounts due to related parties	4,913	-	25
Other current liabilities	114,969	112,327	79,633
Income tax payable	4,111	3,611	16,438
Deferred tax liabilities	220	3,438	1,778
Derivative liabilities	218	6,657	1,381
Total current liabilities	989,377	918,866	778,247

Convertible bond payable-non-current	111,616	130,800	-
Long-term borrowings	144,669	167,830	121,515
Advances from customers-non-current	48,051	57,389	76,080
Warranty	12,835	12,137	8,701
Other long-term liabilities	41,286	39,624	22,937
Total liabilities	1,347,834	1,326,646	1,007,480

Shareholders' equity
Common shares	422,314	422,314	422,039
Additional paid-in capital	4,111	3,150	19,858
Treasury stock	(1,944)	(1,944)	-
Retained earnings	104,859	141,553	108,387
Accumulated other comprehensive income	71,646	66,057	36,181
ReneSola Ltd. shareholders' equity	600,986	631,130	586,465
Noncontrolling interest	156	-	-
Total shareholders' equity	601,142	631,130	586,465

Total liabilities and shareholders' equity	1,948,976	1,957,776	1,593,945

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RENESOLA LTD Unaudited Consolidated Statements of Income Data (US dollar in thousands, except ADS and share data)
	Three Months Ended			Twelve Months Ended
	Dec 31, 2011	Sep 30, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010

Net revenues	187,691	189,062	386,445	985,279	1,205,579
Cost of revenues	(231,061)	(196,716)	(267,167)	(889,226)	(857,615)
Gross profit (loss)	(43,370)	(7,654)	119,278	96,053	347,964
GP%	(23.1%)	(4.0%)	30.9%	9.7%	28.9%

Operating expenses:
Sales and marketing	(5,487)	(5,064)	(2,789)	(17,233)	(8,360)
General and administrative	(8,269)	(12,157)	(9,316)	(38,550)	(43,314)
Research and development	(11,546)	(12,152)	(13,336)	(47,055)	(36,263)
Other general (expense) income	15,984	2,525	(7,950)	18,327	(14,083)
Total operating expenses	(9,318)	(26,848)	(33,391)	(84,511)	(102,020)

Income (loss) from operations	(52,688)	(34,502)	85,887	11,542	245,944

Non-operating (expenses) income:
Interest income	2,187	3,587	918	7,862	1,835
Interest expenses	(11,042)	(10,018)	(6,779)	(37,190)	(23,245)
Foreign exchange gain (loss)	1,816	(865)	(1,472)	6,612	(1,814)
Gains (losses) on derivatives, net	3,603	10,055	9,192	(15,297)	6,268
Other-than-temporary impairment loss on available-for-sale investment	(1,836)	(1,705)	-	(6,207)	-
Gains on repurchase of convertible bonds	8,197	20,153	-	28,350	6
Investment loss	-	-	-	(192)	-
Total non-operating (expenses) income	2,925	21,207	1,859	(16,062)	(16,950)
Income (loss) before income tax and noncontrolling interests	(49,763)	(13,295)	87,746	(4,520)	228,994

Income tax benefit (expense)	13,069	5,145	(26,701)	4,851	(59,998)
Net income (loss)	(36,694)	(8,150)	61,045	331	168,996

Less: Net loss attributed to noncontrolling interests	(2)	-	-	(2)	-
Net income (loss) attributed to holders of ordinary shares	(36,692)	(8,150)	61,045	333	168,996

Earnings per share
Basic	(0.21)	(0.05)	0.35	0.00	0.98
Diluted	(0.21)	(0.05)	0.34	0.00	0.97

Earnings per ADS
Basic	(0.43)	(0.09)	0.70	0.00	1.96
Diluted	(0.43)	(0.09)	0.69	0.00	1.93

Weighted average number of shares used in computing earnings per share
Basic	172,613,664	173,632,298	173,334,992	173,496,901	172,870,921
Diluted	172,613,664	173,632,298	176,978,324	173,496,901	175,111,730

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RENESOLA LTD Unaudited Consolidated Statements of Cash Flow (US dollar in thousands)

	For the year ended December 31
	2011	2010

Cash flow from operating activities:
Net income	331	168,996
Adjustment to reconcile net income to net cash (used in) provided by operating activities:
Investment loss	192	-
Inventory write-down	48,992	1,165
Depreciation and amortization	82,731	56,354
Amortization of deferred convertible bond issuances costs and premium	881	332
Allowance of doubtful receivables and advance to suppliers	2,034	3,919
(Gains) losses on derivatives	15,297	(6,268)
Share-based compensation	4,360	3,935
Loss on disposal of long-lived assets	558	1,253
Gains on repurchase of convertible bonds	(28,350)	(6)
Other-than-temporary impairment loss on available-for-sale investment	6,207	-
Provision for firm purchase commitment	3,940	-

Changes in assets and liabilities:
Accounts receivables	(82,535)	26,886
Inventories	(24,251)	(28,433)
Advances to suppliers	6,898	(32,383)
Amounts due from related parties	(888)	64
Value added tax recoverable	4,274	9,277
Prepaid expenses and other current assets	(954)	(11,130)
Prepaid land use rights	(3,220)	11,172
Accounts payable	4,560	121,463
Advances from customers	(27,025)	(1,362)
Income tax payable	(16,303)	9,555
Other current liabilities	(13,293)	18,934
Other long-term liabilities	4,681	(139)
Accrued warranty cost	3,614	5,261
Deferred taxes	(14,759)	44,325
Net cash (used in) provided by operating activities	(22,028)	403,170

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Cash flow from investing activities:
Purchases of property, plant and equipment	(132,827)	(137,715)
Advances for purchases of property, plant and equipment	(19,925)	(6,817)
Purchases of other long-term assets	(239)	1,186
Cash received from government subsidy	5,296	2,408
Proceeds from disposal of property, plant and equipment	155	150
Changes in restricted cash	(22,455)	(7,323)
Cash consideration for acquisition, net of cash received	(1,102)	-
Net cash paid for settlement of derivatives	(6,332)	(3,160)
Net cash used in investing activities	(177,429)	(151,271)

Cash flow from financing activities:
Proceeds from borrowings	898,776	665,007
Repayment of bank borrowings	(735,172)	(708,249)
Cash paid for issuance cost	(7,155)	-
Proceeds from exercise of stock options	149	3,145
Cash paid for ADSs repurchase	(1,944)	-
Proceeds from issuance of convertible bonds	200,000	-
Purchase of conversion spread hedges	(23,841)	-
Contribution from noncontrolling interest of subsidiaries	157	-
Cash paid for repurchase of convertible bonds	(57,055)	(32,715)
Net cash provided by (used in) financing activities	273,915	(72,812)

Effect of exchange rate changes	13,879	4,807

Net increase in cash and cash equivalent	88,337	183,894
Cash and cash equivalent, beginning of year	290,702	106,808
Cash and cash equivalent, end of year	379,039	290,702

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